Exhibit 99.2
16 August 2011
1st quarter net operating profit US$39.4m
 (excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$39.4 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 June 2011. This represents a decrease of 3% compared to the corresponding quarter of the prior year.
Net operating profit for the first quarter including asbestos, ASIC expenses and tax adjustments was US$1.0 million, compared to US$104.9 million for the corresponding quarter of the prior year. The current quarter’s result includes an unfavourable asbestos adjustment of US$38.2 million, which is attributable to the appreciation of the Australian dollar against the US dollar. The Australian dollar appreciated against the US dollar by 4% from 31 March 2011 to 30 June 2011, compared to a 7% depreciation during the prior corresponding quarter.
CEO Commentary
“The business delivered solid operating earnings when considered in the context of the continued difficult operating environments,” said James Hardie CEO, Louis Gries.
“As with the final quarter of the prior year, our comparative numbers need to be viewed with caution, as the prior corresponding quarter benefited from the favourable impact of tax incentives available to US home buyers, which expired at the end of April 2010. In this quarter the business also had to contend with higher pulp and freight costs.”
“In the US, new housing and repair and remodel sectors remain weak with high unemployment, low levels of consumer confidence, falling house values, excess housing inventory and limited credit availability, all still inhibiting growth.”
“Although monthly demand has become more consistent, there is no evidence of a sustainable recovery in the US construction market.” Mr Gries added.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 7. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 1st quarter of fiscal year 2012 versus the 1st quarter of the prior fiscal year.

Media Release: James Hardie – 1st Quarter FY12	1

Operating Performance
Total net sales for the quarter decreased 2% to US$313.6 million, gross profit decreased 7% to US$108.2 million and EBIT excluding asbestos and ASIC expenses decreased 13% to US$56.5 million compared to the prior corresponding quarter. EBIT including asbestos and ASIC expenses for the quarter decreased from US$127.0 million in the first quarter of last year to US$17.5 million in the first quarter of the current year.
1st Quarter at a Glance

	Q1	Q1%
US$ Millions	FY 2012	FY 2011	Change

Net sales	$313.6	$318.4	(2)
Gross profit	108.2	116.8	(7)
EBIT excluding asbestos and ASIC expenses	56.5	64.9	(13)
AICF SG&A expenses	(0.6)	(0.4)	(50)
Asbestos adjustments	(38.2)	63.1	—
ASIC related expenses	(0.2)	(0.6)	67
EBIT	17.5	127.0	(86)
Net interest expense	(1.0)	(1.1)	9
Other expense	(1.5)	(4.4)	66
Income tax expense	(14.0)	(16.6)	16
Net operating profit	1.0	104.9	(99)
Diluted earnings per share (US cents)	0.2	23.9	(99)

Media Release: James Hardie – 1st Quarter FY12	2

Net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 3% for the quarter to US$39.4 million, as shown in the following table:

	Q1	Q1%
US$ Millions	FY 2012	FY 2011	Change

Net operating profit	$1.0	$104.9	(99)

Excluding:

Asbestos:
Asbestos adjustments	38.2	(63.1)	—
AICF SG&A expenses	0.6	0.4	50
AICF interest income	(0.5)	(0.6)	17
Tax expense related to asbestos adjustments	—	0.4	—
ASIC related expenses	0.2	0.6	(67)
Tax adjustments	(0.1)	(2.1)	(95)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$39.4	$40.5	(3)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.0	9.2	(2)

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter decreased 2% to US9.0 cents in the current quarter compared to US9.2 cents in the corresponding quarter of the prior year.
USA and Europe Fibre Cement
Single family housing starts, which are a key driver of the company’s performance, were 123,600 in the June 2011 quarter, 13% below the June 2010 quarter, according to the US Census Bureau.
Against this background, USA and Europe Fibre Cement net sales decreased 6% in the first quarter to US$219.8 million compared to the corresponding quarter of the prior year. First quarter sales volume decreased 6% to 332.4 million square feet. The average net sales price increased 1% from US$657 to US$661 per thousand square feet.
USA and Europe Fibre Cement EBIT for the quarter decreased 14% from US$56.1 million to US$48.0 million compared to the corresponding quarter in the prior year. The decrease in EBIT was driven by lower sales volume, higher freight costs and higher input costs (primarily pulp), partially offset by a higher average net sales price and lower SG&A expenses. The USA and Europe Fibre Cement EBIT margin was 2.3 percentage points lower at 21.8%.

Media Release: James Hardie – 1st Quarter FY12	3

Asia Pacific Fibre Cement
Net sales increased 10% from US$85.4 million in the prior corresponding quarter to US$93.8 million due to the higher value of the Asia Pacific business’ currencies against the US dollar. In Australian dollars, net sales decreased 9% due to lower sales volume and average net sales price.
Asia Pacific Fibre Cement volume was down 8% in the quarter compared to the prior corresponding quarter, driven by a softer operating environment, increased competitor activity, particularly in the entry level segment, and an increase in the number of multi-dwelling buildings as a proportion of total starts. The prior corresponding quarter also benefited from the Australian Federal Government’s economic stimulus package.
According to the Australian Bureau of Statistics (ABS), data for the June quarter showed total dwellings approved decreased 14% compared to the previous corresponding quarter, with detached housing approvals down 13%.
In New Zealand, the operating environment remains subdued with the construction of new houses at near historic lows. Lower sales volume together with unfavourable fixed cost absorption driven by lower production volume, partially offset by a higher average net sales price, led to lower EBIT in New Zealand dollars this quarter.
In the Philippines, sales volume for the quarter was lower compared to the prior corresponding quarter due to a reduction in domestic and export demand; however, EBIT was higher in local currency due to higher selling prices and lower SG&A expenses.
Asia Pacific Fibre Cement EBIT for the quarter decreased 5% from US$22.1 million to US$21.1 million compared to the corresponding quarter in the prior year. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 20%, primarily due to lower sales volume, higher freight costs, unfavourable manufacturing performance and the depreciation of the New Zealand dollar and Philippine peso against the Australian dollar, partially offset by lower SG&A cost. The Asia Pacific Fibre Cement EBIT margin was 3.4 percentage points lower at 22.5%.
Cash Flow
Net operating cash flow moved from net cash used in operating activities of US$25.0 million in the corresponding quarter of the prior year to net cash provided by operating activities of US$22.0 million for the quarter ended 30 June 2011.
The movement in net operating cash flow is primarily due to the company’s contribution to AICF of US$63.7 million in the prior year, which was classified as restricted cash and reduced net operating cash flow in the corresponding quarter of the prior year. In the current quarter, the company paid withholding taxes of US$35.5 million arising from the company’s corporate structure simplification, as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011.
Excluding the contribution to AICF and the payment of withholding taxes, net operating cash flow increased from US$38.7 million in the corresponding quarter of the prior year to US$57.5 million due to unscheduled increases in working capital that occurred in the prior corresponding quarter.

Media Release: James Hardie – 1st Quarter FY12	4

Net capital expenditure for the purchase of property, plant and equipment decreased to US$12.0 million, from US$13.3 million in the same quarter of the prior year.
In the second quarter of fiscal year 2012, net operating cash flow will be unfavourably affected by a contribution to AICF of US$51.5 million (A$48.9 million), which was made on 1 July 2011, in accordance with the terms of the AFFA.
Outlook
The short term outlook for the US residential construction market remains unchanged from the final quarter of the prior financial year. Unemployment remains high, consumer confidence is low and average home values have continued to decline.
In Australia the operating environment has now also deteriorated and industry data indicates that both new housing and repair and remodel markets will be weaker in the current financial year. Additionally, the New Zealand new housing sector continues to operate at historically low levels.
Adding to these challenges, NBSK pulp prices remain above the US$1,000 per ton level and freight costs have risen during the quarter.
Against this background, the company expects to continue to deliver solid earnings through a focused approach to market initiatives in the US such as the increased penetration of its ColorPlus® range of products, growth in its market share of the repair and remodel market and expanding its presence in non-metro markets. The company will also continue to invest in its longer term drivers such as research and development, primary demand growth, and retaining the operational flexibility to increase production should a recovery in housing markets eventuate.
Guidance
The company notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2012 is between US$126 million and US$140 million. Management anticipates full year earnings excluding asbestos, ASIC expenses and tax adjustments to be within that range assuming, among other things, housing industry conditions remain stable and an average exchange rate of approximately US$1.06/A$1.00 applies for the balance of the year ending 31 March 2012. The comparable operating profit excluding asbestos, ASIC expenses and tax adjustments for fiscal year 2011 was US$116.7 million. Management cautions that conditions remain uncertain and notes that some input costs, particularly pulp, remain high.
Capital Management — Share Buyback
On 17 May 2011, the company announced that it will be seeking to acquire up to 5% of its issued capital via an on-market share buyback during the following twelve months.
Administrative arrangements of the buyback have been completed and purchases may commence in the future depending upon market conditions and pricing.

Media Release: James Hardie – 1st Quarter FY12	5

Further Information
Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the quarter ended 30 June 2011 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.
Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Condensed Consolidated Financial Statements. Readers are referred to Notes 7, 9 and 10 of the company’s 30 June 2011 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings, Australian Taxation Office — Amended Assessment and income tax related issues, respectively.
END
Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5246
Vice President Investor and Media Relations	Email: media@jameshardie.com.au
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation on 16 August 2011, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2011 with the SEC on 29 June 2011.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie – 1st Quarter FY12	6

Definitions
Non-financial Terms
ABS — Australian Bureau of Statistics.
AFFA — Amended and Restated Final Funding Agreement.
AICF — Asbestos Injuries Compensation Fund Ltd.
ASIC — Australian Securities and Investments Commission.
ATO — Australian Taxation Office.
NBSK — Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense (excluding loan establishment fees).
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.
Return on Capital Employed — EBIT divided by gross capital employed.

Media Release: James Hardie – 1st Quarter FY12	7

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. The company’s management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company’s management uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2012	FY 2011

EBIT	$17.5	$127.0
Asbestos:
Asbestos adjustments	38.2	(63.1)
AICF SG&A expenses	0.6	0.4
ASIC related expenses	0.2	0.6

EBIT excluding asbestos and ASIC expenses	56.5	64.9

Net sales	$313.6	$318.4

EBIT margin excluding asbestos and ASIC expenses	18.0%	20.4%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company’s management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2012	FY 2011

Net operating profit	$1.0	$104.9
Asbestos:
Asbestos adjustments	38.2	(63.1)
AICF SG&A expenses	0.6	0.4
AICF interest income	(0.5)	(0.6)
Tax expense related to asbestos adjustments	—	0.4
ASIC related expenses	0.2	0.6
Tax adjustments	(0.1)	(2.1)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$39.4	$40.5

Media Release: James Hardie – 1st Quarter FY12	8

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company’s management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2012	FY 2011

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$39.4	$40.5
Weighted average common shares outstanding - Diluted (millions)	438.7	438.6

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.0	9.2

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company’s management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2012	FY 2011

Operating profit before income taxes	$15.0	$121.5
Asbestos:
Asbestos adjustments	38.2	(63.1)
AICF SG&A expenses	0.6	0.4
AICF interest income	(0.5)	(0.6)

Operating profit before income taxes excluding asbestos	$53.3	$58.2

Income tax expense	(14.0)	(16.6)

Asbestos:
Tax expense related to asbestos adjustments	—	0.4
Tax adjustments	(0.1)	(2.1)

Income tax expense excluding tax adjustments	(14.1)	(18.3)

Effective tax rate excluding asbestos and tax adjustments	26.5%	31.4%

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company’s management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a

Media Release: James Hardie – 1st Quarter FY12	9

company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q1	Q1
US$ Millions	FY 2012	FY 2011

EBIT	$17.5	$127.0
Depreciation and amortisation	16.2	15.4

Adjusted EBITDA	$33.7	$142.4

General corporate costs excluding ASIC expenses and domicile change related costs — General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. The company’s management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company’s management uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2012	FY 2011

General corporate costs	$7.7	$8.9
Excluding:
ASIC related expenses	(0.2)	(0.6)
Domicile change related costs	—	(0.9)

General corporate costs excluding ASIC expenses and domicile change related costs	$7.5	$7.4

Media Release: James Hardie – 1st Quarter FY12	10

Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-back;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•	statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors

Media Release: James Hardie – 1st Quarter FY12	11

could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Media Release: James Hardie — 1st Quarter FY12	12